UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Alight, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

0001844744

(CUSIP Number)

Turner Herbert, 211 Corniche, PO Box 3600, Abu Dhabi, United Arab Emirates. +971 2 4150000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 6, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*       The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abu Dhabi Investment Authority
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Emirate of Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,216,283
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,216,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,216,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9% (1)
14	TYPE OF REPORTING PERSON OO (2)

(1)

Based on (i) a total of 478,210,719 shares of Class A Common Stock (as defined below) of the Company (as defined below) outstanding, as reported in the Prospectus Supplement dated March 1, 2023 to the Prospectus dated April 20, 2022 with respect to the Public Offering, filed by the Company with the Securities and Exchange Commission (the “SEC”), (ii) a total of 19,150,104 shares of Class A Common Stock to be issued to certain holders of Class A Units of Alight Holding Company, LLC in exchange for those Class A Units on the date of closing of the transactions contemplated by the Underwriting Agreement (as defined below), and (iii) the repurchase of 1,148,435 of shares of Class A Common Stock by the Company on the date of closing of the transactions contemplated by the Share Repurchase Agreement (as defined below).

(2)	Abu Dhabi Investment Authority (“ADIA”) is a public institution established in 1976 by the Government of the Emirate of Abu Dhabi as an independent investment institution. ADIA is wholly owned and subject to constitutional supervision by the Government of the Emirate of Abu Dhabi. ADIA has an independent legal identity with full capacity to act in fulfilling its statutory mandate and objectives. Platinum Falcon (as defined below) is an indirect wholly owned subsidiary of ADIA. Pursuant to the rules and regulations of the SEC, ADIA may be deemed to be the beneficial owner of the shares of Class A Common Stock directly held by Platinum Falcon.

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1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Platinum Falcon B 2018 RSC Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Abu Dhabi Global Market, Abu Dhabi, United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,216,283
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,216,283
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1) 19,216,283
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (2) 3.9% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Platinum Falcon B 2018 RSC Limited (“Platinum Falcon”) is the direct owner of 19,216,283 shares of Class A Common Stock reported herein.

(2)

Based on (i) a total of 478,210,719 shares of Class A Common Stock (as defined below) of the Company (as defined below) outstanding, as reported in the Prospectus Supplement dated March 1, 2023 to the Prospectus dated April 20, 2022 with respect to the Public Offering, filed by the Company with the SEC, (ii) a total of 19,150,104 shares of Class A Common Stock to be issued to certain holders of Class A Units of Alight Holding Company, LLC in exchange for those Class A Units on the date of closing of the transactions contemplated by the Underwriting Agreement, and (iii) the repurchase of 1,148,435 of shares of Class A Common Stock by the Company on the date of closing of the transactions contemplated by the Share Repurchase Agreement.

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Amendment No. 2 to Schedule 13D

This Amendment No. 2 (this “Second Amendment”) to Schedule 13D amends and supplements the Schedule 13D originally filed by the Abu Dhabi Investment Authority, a public institution established under the laws of the Emirate of Abu Dhabi (“ADIA”), and its indirect wholly owned subsidiary Platinum Falcon B 2018 RSC Limited, a restricted scope company incorporated in the Abu Dhabi Global Market, Abu Dhabi, the United Arab Emirates (“Platinum Falcon”, and together with ADIA, the “Reporting Persons”) on July 12, 2021, as amended by Amendment No. 1 to Schedule 13D filed November 17, 2022 (as amended, the “Statement”) with respect to Class A common stock, par value $0.0001 (the “Class A Common Stock”) of Alight, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 4 Overlook Point, Lincolnshire, Illinois 60069. Except as specifically provided herein, this Second Amendment does not modify any of the information previously reported in the Statement. Unless otherwise indicated, capitalized terms used but not defined in this Second Amendment have the meanings ascribed to such terms in the Statement.

Item 2. Identity and Background

Schedule 2 of the Statement is hereby amended by deleting the previous response in its entirety and replacing it with Schedule 2 of this Second Amendment.

Item 4. Purpose of Transaction.

The response set forth in Item 4 of the Statement is hereby amended by supplementing the previous response with the following:

Underwriting Agreement

On March 1, 2023, in connection with the public offering of the shares of Class A Common Stock (the “Public Offering”), an underwriting agreement was entered into by and among the Issuer, Alight Holding Company, LLC, J.P. Morgan Securities LLC, BofA Securities, Inc., the other underwriters named therein (collectively the “Underwriters”), Platinum Falcon and the other selling stockholders named therein (the “Underwriting Agreement”), pursuant to which Platinum Falcon sold, on March 6, 2023, 7,479,419 shares of Class A Common Stock to the Underwriters at a price of $8.7075 per share of Class A Common Stock in accordance with the terms and conditions of the Underwriting Agreement. Pursuant to the Underwriting Agreement, Platinum Falcon granted the Underwriters an option to purchase an additional 1,121,913 shares of Class A Common Stock (the “Option Shares”) at a price of $8.7075 per share of Class A Common Stock (i) at any time before the closing date of the Public Offering and (ii) at any time, from time to time thereafter within 30 days after the date of the Underwriting Agreement. The Underwriters exercised their option to purchase the Option Shares, and Platinum Falcon sold the Option Shares to the Underwriters on March 6, 2023.

Lock-up Agreement

In connection with the Public Offering, pursuant to the Underwriting Agreement, on March 1, 2023, Platinum Falcon executed a lock-up agreement (the “Lock-up Agreement”), pursuant to which and subject to specified exceptions, it agreed for a period starting on the date of the Lock-up Agreement and continuing until, and including, the date that is 60 days after the date of the final prospectus relating to the Public Offering, not to, without the prior written consent of the Representatives (as defined in the Lock-up Agreement), among other matters, directly or indirectly, (i) offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any shares of Class A Common Stock or enter into any Hedging Transaction (as defined in the Lock-up Agreement) relating to the Class A Common Stock (each of the foregoing referred to as a “Disposition”); or (ii) publicly announce the intention to make such a Disposition.

CUSIP 0001844744	13D/A	Page 5 of 9

The foregoing summary of the Lock-up Agreement is not intended to be complete, and is qualified in entirety by reference to the full text of the Lock-up Agreement, a copy of which is included as Exhibit 99.4 and which is incorporated herein by reference.

Share Repurchase Agreement

A share repurchase agreement dated February 28, 2023 was entered into by and among the Issuer, Platinum Falcon and other selling stockholders named therein (the “Share Repurchase Agreement”), pursuant to which the Issuer repurchased from Platinum Falcon 186,731 shares of Class A Common Stock at a price of $8.7075 per share of Class A Common Stock in accordance with the terms and conditions of the Share Repurchase Agreement. The closing of the sale under the Share Repurchase Agreement was conditional upon, and was to occur simultaneously with, the closing of the sale under of shares of Class A Common Stock under the Underwriting Agreement.

Item 5. Interest in Securities of the Issuer.

The responses set forth in Items 5(a)-5(c) of the Statement are hereby amended by deleting the previous responses in their entirety and replacing them with the following:

(a) Platinum Falcon is the direct beneficial owner of 19,216,283 shares of Class A Common Stock, representing 3.9% of the shares of Class A Common Stock outstanding.

Platinum Falcon is the direct owner of 1,088,850 unvested shares of non-voting Class B-1 common stock of the Issuer. The non-voting Class B-1 common stock will vest and convert into shares of Class A Common Stock on a one-for-one basis if the volume-weighted average price (“VWAP”) of the Class A Common Stock equals or exceeds $12.50 per share for 20 or more trading days within a consecutive 30-trading day period (or in the event of a change of control or liquidation event that implies a $12.50 per share valuation). As the vesting of non-voting Class B-1 common stock is dependent on company performance criteria not within the control of Platinum Falcon, Platinum Falcon does not beneficially own any Class A Common Stock by virtue of its ownership of the non-voting Class B-1 common stock.

Platinum Falcon is the direct owner of 1,088,850 unvested shares of non-voting Class B-2 common stock of the Issuer. The non-voting Class B-2 common stock will vest and convert into shares of Class A Common Stock on a one-for-one basis if the VWAP of the Class A Common Stock equals or exceeds $15.00 per share for 20 or more trading days within a consecutive 30-trading day period (or in the event of a change of control or liquidation event that implies a $15.00 per share valuation). As the vesting of non-voting Class B-2 common stock is dependent on company performance criteria not within the control of Platinum Falcon, Platinum Falcon does not beneficially own any Class A Common Stock by virtue of its ownership of the non-voting Class B-2 common stock.

Platinum Falcon is the direct owner of (i) 1,203,710 unvested shares of Class Z-A common stock of the Issuer; (ii) 65,442 unvested  shares of Class Z-B-1 common stock of the Issuer; and (iii) 65,442 unvested shares of Class Z-B-2 common stock of the Issuer (together with the Class Z-A Common Stock and the Class Z-B-1 Common Stock, the “Class Z Common Stock”). The Class Z Common Stock is unvested, non-economic and non-voting and is intended to allow for the re-allocation of the consideration paid to the holders of unvested management equity in Tempo Holding to the other pre-closing equity holders of Tempo Holding in the event such equity is forfeited under the terms of the applicable award agreement and will only vest in connection with any such forfeiture. Upon vesting, the shares of Class Z-A common stock, Class Z-B-1 common stock and Class Z-B-2 common stock will convert, on a one-for-one basis, into shares of Class A Common Stock, Class B-1 common stock and Class B-2 common stock, respectively; provided, however, that if at the time of such conversion into Class B-1 common stock or Class B-2 common stock, the Class B-1 common stock and the Class B-2 common stock are to vest and convert into Class A Common Stock, then the shares of Class Z-B-1 common stock and Class Z-B-2 common stock shall convert directly into shares of Class A Common Stock on a one-for-one basis. As the vesting of Class Z Common Stock is dependent on events outside the control of Platinum Falcon, Platinum Falcon does not beneficially own any Class A Common Stock by virtue of its ownership of the Class Z Common Stock.

CUSIP 0001844744	13D/A	Page 6 of 9

ADIA is the indirect beneficial owner of 19,216,283 shares of Class A Common Stock mentioned above, representing 3.9% of the shares of Class A Common Stock outstanding, by virtue of ADIA’s 100% indirect ownership of Platinum Falcon.

(b) Platinum Falcon has the power to vote or to direct the vote or dispose or direct the disposition of 19,216,283 shares of Class A Common Stock, representing 3.9% of the Issuer, which it shares with ADIA by virtue of ADIA’s indirect beneficial ownership of Platinum Falcon, and with the Issuer pursuant to the Investor Rights Agreement (as defined under Item 6 below), as described in more detail under Item 6, which description is hereby incorporated herein by reference.

ADIA has the power to vote or to direct the vote or dispose or direct the disposition of 19,216,283 shares of Class A Common Stock, representing 3.9% of the Issuer, which it shares with Platinum Falcon by virtue of ADIA’s indirect beneficial ownership of Platinum Falcon, and with the Issuer pursuant to the Investor Rights Agreement.

The calculation of the beneficial ownership information set forth in Item 5(a) and 5(b) is based on (i) a total of 478,210,719 shares of Class A Common Stock of the Company outstanding, as reported in the Prospectus Supplement dated March 1, 2023 to the Prospectus dated April 20, 2022 with respect to the Public Offering, filed by the Company with the SEC, (ii) a total of 19,150,104 shares of Class A Common Stock to be issued to certain holders of Class A Units of Alight Holding Company, LLC in exchange for those Class A Units on the date of closing of the transactions contemplated by the Underwriting Agreement (as defined below), and (iii) the repurchase of 1,148,435 shares of Class A Common Stock by the Company on the date of closing of the transactions contemplated by the Share Repurchase Agreement (as defined below).

(c) On March 6, 2023, Platinum Falcon sold 7,479,419 shares of Class A Common Stock to the Underwriters at a price of $8.7075 per share of Class A Common Stock pursuant to the terms and conditions of the Underwriting Agreement. The Underwriters exercised their option to purchase the Option Shares at a price of $8.7075 per share of Class A Common Stock, and Platinum Falcon sold the Option Shares to the Underwriters on March 6, 2023 pursuant to the terms and conditions of the Underwriting Agreement. On March 6, 2023, the Issuer repurchased from Platinum Falcon 186,731 shares of Class A Common Stock at a price of $8.7075 per share of Class A Common Stock pursuant to the terms and conditions of the Share Repurchase Agreement. Except as disclosed in the three immediately preceding sentences, to the knowledge of the Reporting Persons, none of the persons named in Item 2 has effected any transaction in the securities of the Issuer during the past 60 days.

(e) As a result of the transactions described in Item 4, on March 6, 2023, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Statement is hereby amended by adding the following disclosure after the paragraph with the header “Aon Deferred Consideration Agreements”.

The information set forth in Item 4 of this Second Amendment is incorporated by reference in its entirety into this Item 6.

CUSIP 0001844744	13D/A	Page 7 of 9

Item 7.	Material to be Filed as Exhibits

EXHIBIT INDEX

Exhibit Number	Description

99.1*	Joint Filing Agreement, dated July 12, 2021, between the Abu Dhabi Investment Authority and Platinum Falcon B 2018 RSC Limited.
99.2*	Investor Rights Agreement.
99.3*	Registration Rights Agreement.
99.4	Lock-up Agreement, dated March 1, 2023, executed by Platinum Falcon B 2018 RSC Limited.

*	Previously filed as an Exhibit to the Schedule 13D filed with the SEC on July 12, 2021.

CUSIP 0001844744	13D/A	Page 8 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ABU DHABI INVESTMENT AUTHORITY

/s/ Hamad AlDhaheri By: Hamad AlDhaheri Title: Authorised Signatory

/s/ Saif AlMashghouni By: Saif AlMashghouni Title: Authorised Signatory

PLATINUM FALCON B 2018 RSC LIMITED

/s/ Ahmed AlNeyadi By: Ahmed AlNeyadi Title: Director
/s/ Mubarak AlAmeri By: Mubarak AlAmeri Title: Director

CUSIP 0001844744	13D/A	Page 9 of 9

SCHEDULE 2

Schedule 2 sets forth the executive officers and the members of the board of directors of Platinum Falcon B 2018 RSC Limited.

Name	Business Address	Present Principal Occupation	Citizenship
Sultan Ahmed Abdulla Alawi Al Junaibi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mubarak Awad Qanazel Khniban AlAmeri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Hamad Shahwan Surour Shahwan AlDhaheri	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Saif Surour Omair Maaded AlMashghouni	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Fahed Mohamed Abdulla AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Mohamed Hamad Sari Ahmed AlMazrouei	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Salem Abdulla Melaih AlNeyadi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Rawdha Abdulrahman Abdulla Sultan AlRumaithi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates
Ahmed Masaood Ahmed AlMasaood AlMehairbi	211 Corniche, PO Box 3600, Abu Dhabi, UAE	Director	United Arab Emirates